UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on November 14, 2025, entitled “Equinor ASA: Ex. dividend second quarter 2025 today - NYSE”.

Equinor ASA: Ex. dividend second quarter 2025 today - NYSE

The shares in Equinor ASA (OSE: EQNR; NYSE: EQNR) will as from today be traded on the New York Stock Exchange exclusive the second quarter 2025 cash dividend as detailed below.

Ex. date: 14 November 2025

Dividend amount: 0.37

Announced currency: USD

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: November 14, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer